AIMS WORLDWIDE

Washington, D.C. Tampa Orlando
AIMS Interactive, Inc. Prime Time Broadband Harrell, Woodcock, & Linkletter

September 13, 2006

Mr. David R. Humphrey

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Your letter dated August 7, 2006 in reference to:

AIMS Worldwide, Inc.

Form 10-KSB for the year ended December 31, 2004

Form 10-KSB for the year ended December 31, 2005

Commission File Number; 333-86711

Dear Mr. Humphrey,

We received your letter dated August 7, 2006 and have responded to each of the comments.  For your convenience, the body of your correspondence is reproduced herein and is followed by our responses to each question in boldface.

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Federal ID 87-0567854

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2256 / FAX 703-621-3870 / AIMSWorldwide.com

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

August 7, 2006

via U.S. Mail and facsimile

Mr. Patrick J. Summers

Chief Financial Officer

AIMS Worldwide, Inc.

10400 Eaton Place #450

Fairfax, VA 22030

Re:

AIMS Worldwide, Inc.

Form 10-KSB for the year ended December 31, 2004

Form 10-KSB for the year ended December 31, 2005

Commission File Number; 333-86711

Dear Mr. Summers:

We have reviewed your June 13, 2006, and July 13, 2006, response letters and have the following comments.  Where expanded or revised disclosure is requested, you may comply with these comments in future filings unless an amendment has been requested, in which case all requested changes should be made in such amendment as well as in future filings.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.  We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Response Letter Dated July 13, 2006

Form 10-KSB for the year ended December 31, 2004

Financial Statements

Federal ID 87-0567854

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2256 / FAX 703-621-3870 / AIMSWorldwide.com

Note 2 - Related Party Transactions, page 29

1.

Refer to our previous comment 2. We note that you have cited the uncertain market and various restrictions on the stock issued as support for your 33% discount taken on the valuation of such stock. Market prices theoretically already consider thin trading volume; as such, thin trading volume is not supportive of further discounting. Also, restrictions on common stock generally do not result in a material discount. Accordingly, please restate your financial statements to use the market valuation at the date of grant for your 2004 stock issuances as well as subsequent issuances during 2005 and interim periods of 2006

In light of our recent conversation and the guidance we received at that time, we have reevaluated our share valuation practices and have reconsidered our share transactions using prices we received in cash sale transactions for sales of newly issued shares of common stock and values established separately for services or property received.

We have quantified the transactions for each year and believe the net effect of this reconsideration to income, assets and equity for each year is not material to the financial statements.  For the year 2004, a change would decrease operating expense and net loss by $191,131 on reported net loss of $3,116,747.  For the year 2005, a change would decrease operating expense and net loss by $54,490 on a reported net loss of $1,926,728.  The change would also decrease other assets and capital by a net of $109,761 on reported assets of $2,883,893 and a reported equity deficit of $1,571,676.  For the first six months of 2006, a change would reduce operating expense and net loss by $12,433 on a reported net loss of $711,845.  These amounts were all determined by comparing the recorded share transaction amounts to a cash sale stock price of $0.50 per share, which is the highest cash sale price received in each of the three years.

We propose to amend disclosures of transactions involving common stock in future filings to resemble the following examples:

In conjunction with the acquisition of ATB Media, AIMS™ issued 1,206,221 shares for the extinguishments of $1,326,842 of outstanding debt and accrued interest.  The number of shares to be issued and the amount of debt to be extinguished were determined as part of the negotiation of the acquisition of ATB.  Per agreement, the debt was to be extinguished by issuing stock valued at 110% of the current market price, or $1.10 per share based on the market price of $1.00 per share on June 25, 2004.  Our Board of Directors determined fair value of the common stock at the time of the transaction to be $0.50 per share.  The difference of $0.60 per share between the agreed price and fair value resulted in a gain from the extinguishments of debt of $796,105 that was recorded as a capital transaction because the transaction was between related parties.  The total of the fair value of the stock issued and the gain on the extinguishments of debt, a total of $1,326,842 was added to paid-in capital.

We issued 338,150 restricted shares of our common stock to employees and consultants in exchange for services in 2004.  The value of these awards totaled $136,826.  The compensation expense was determined by the board of directors based on the fair value of the services received and the price received for common stock sold in cash transactions.

Federal ID 87-0567854

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2256 / FAX 703-621-3870 / AIMSWorldwide.com

Form 10-KSB for the year ended December 31, 2005

Prime Time Cable Acquisition

1.

Please clarify your response to our previous comment 7. Specifically, please confirm our understanding that the only contracts acquired by you in the acquisition of Prime Time Cable are operating contracts between Prime Time Broadband and the LLC's. If our understanding is correct, it is unclear why you have not addressed our previous comment in relation to these contracts. Specifically, please provide us with a brief description of each contract, including name of the entity with which the agreement is made, the remaining term or terms of such agreements, and why you feel the fair value of such contracts does not qualify as an intangible asset. In addition, please also specify, by agreement, the contract volume in relation to total revenue of PTC.

We acquired certain contracts between Prime Time Cable (PTC), now known as Prime Time Broadband (PTB) and the LLC’s as part of the acquisition of Prime Time Cable.  Specifically, we acquired the following contracts:

Emerald Island Communications, LLC

Deliver Cable services

7 years remaining as of 2/1/05

Solana Communications, LLC

Deliver Cable services

10 years as of 2/1/05

Terra Verde Communications, LLC

Deliver Cable services

8.17 years as of 2/1/05

Belmere Communications, LLC

Deliver Cable services

5.6 years as of 2/1/05

Operating results from these LLCs are separately included in the income statement as income from equity investments; we have significant ownership in these entities.

The reasons we did not assign any value to these contracts when we acquired PTC (and why we feel the contracts are not intangible assets) are as follows:

▪

We negotiated the transaction with PTC based on the number of their subscribers, which is a general method for determining a cable company’s value.  In the negotiations, we assigned no value to the contracts.

Federal ID 87-0567854

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2256 / FAX 703-621-3870 / AIMSWorldwide.com

▪

Cable contracts are renewed on a perpetual basis and the end of a contract would not signal the end of our service.   For example, PTB currently serves its Siesta Lago customers long after the contract expired.  In fact, PTB has served Siesta Lago customers for 20+ years.  We expect the cash flows to continue indefinitely.

▪

PTB has infrastructure in place to serve its cable customers.  In order for the customer to switch cable operators, the new operator would have to re-wire or purchase the infrastructure from PTB, which is a barrier to entry to another cable operator.

▪

In summary, we did not acquire PTC because of its contracts; we acquired PTC because of its 22-plus years in the cable industry, its ability to generate cash flows and the potential it brings for new business.

▪

In addition, PTB does more than just provide cable service; it provides construction design, and management services from which it generates significant revenue.

Financial Statements

Note 1 - Organization. Basis of Presentation, and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Goodwill, page 24

3.

We note from your disclosure in Note 2 on page 41 and from your balance sheet that your entire goodwill balance of $606,548 resulted from your acquisition of PTC. We also note that you have continuing net losses and have received a going concern opinion from your independent registered public accounting firm. Please revise Note 1 to include your policy related to assessing goodwill for impairment as this asset represents over 20 of your total assets. Additionally, supplementally explain to us how and when you performed the annual impairment test required under SFAS 142, and why the results did not lead to an impairment of such asset.

We will revise Note 1 to include our policy on goodwill impairment.

We tested goodwill for impairment on March 23, 2006.  The test showed that the fair value of the reporting unit exceeded its carrying amount, including goodwill, on that date and no further testing was required.  Please note that while the consolidated entity is unprofitable, the segment that includes cable operations is profitable and provide positive cash flow.

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Federal ID 87-0567854

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2256 / FAX 703-621-3870 / AIMSWorldwide.com

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review. Please ensure your response letter keys your responses to our comments and provides any requested supplemental information as this greatly facilitates our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

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the company is responsible for (he adequacy and accuracy of the disclosure in the filing;

/s/ Patrick J. Summers

So acknowledged / Patrick J. Summers, CFO and Controller

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

/s/ Patrick J. Summers

So acknowledged / Patrick J. Summers, CFO and Controller

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Patrick J. Summers

So acknowledged / Patrick J. Summers, CFO and Controller

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey

Branch Chief

Federal ID 87-0567854

10400 Eaton Place, #450 / Fairfax, VA 22030

703-621-3875, x2256 / FAX 703-621-3870 / AIMSWorldwide.com